

08021358

RECD S.E.C.
JAN 1 1 2008
1086

Annual Report 2007

North European Oil Royalty Trust



PROCESSED
JAN 1 8 2008
THOMSON
FINANCIAL

ATTENTION:
PLEASE RETAIN
CRITICAL TAX INFORMATION ENCLOSED

The Annual Meeting of Unit Owners will be held on Wednesday, February 13, 2008, at 1:00 P.M., in The Breakfast Room, Seventh Floor, at the University Club, 1 West 54th Street, New York City (northwest corner of 5th Avenue; entrance on 54th Street). All unit owners are cordially invited to attend.

If you plan to attend the meeting, please note that The University Club has a dress code. Gentlemen are required to wear a jacket and ladies are required to wear business attire. The University Club does not make exceptions.

Table of Contents

IMPORTANT TAX INFORMATION

For your convenience the information necessary to prepare your 2007 tax return is included in the removable "Note to Unit Owners" on Pages 29 and 30. Please note there will be no separate mailing of the tax letter.

NORTH EUROPEAN OIL ROYALTY TRUST

Report to Unit Owners:

FOURTH QUARTER 2007

Net income for the Trust for the fourth quarter of fiscal 2007 was $5,881,536, a decrease of 17.29% from the fourth quarter of fiscal 2006. Lower average gas prices and lower gas sales under both royalty agreements are the primary reasons behind the decline in royalty income for the quarter. The higher average exchange rates helped to partially offset this decline. For the quarter just ended, the average price for gas sold under the higher royalty rate agreement covering western Oldenburg (the "Mobil Agreement") decreased 22.23% to 1.6366 Euro cents per Kilowatt hour ("Ecents/KWh") from 2.1046 Ecents/KWh for the fourth quarter of fiscal 2006. Gas sales under the Mobil Agreement declined by 13.56% to 14.792 billion cubic feet ("Bcf") from 17.113 Bcf for the fourth quarter of fiscal 2006. The average price for gas sold under the lower royalty rate agreement covering the entire Oldenburg concession (the "OEG Agreement") decreased by 9.33% to 1.9568 Ecents/KWh from 2.1582 Ecents/KWh for the fourth quarter of fiscal 2006. Overall gas sales under the OEG Agreement decreased by 12.11% to 36.260 Bcf from 41.258 Bcf for the fourth quarter of fiscal 2006. Based on the actual conversions and transfers of royalties received under the Mobil and OEG Agreements during the quarter just ended, the average value of the Euro was $1.4004 and $1.4042 respectively, an increase of 10.52% and 10.64%, respectively from the fourth quarter of fiscal 2006. Using these average values to convert German gas prices into more familiar terms, average gas prices under the Mobil and OEG Agreements were $6.59 and $7.73 per Mcf, respectively.

FISCAL 2007 REPORT

For fiscal 2007, the Trust's gross royalty income decreased 11.57% to $27,484,254 from $31,079,122 in fiscal 2006. Declines in both gas prices and gas sales were only partially offset by an increase in average exchange rates and combined to decrease the amount of royalty income, which resulted in the lower distributions.

Under the Mobil Agreement, gas sales decreased 10.47% to 65.606 Bcf in fiscal 2007 from 73.282 Bcf in fiscal 2006. Weather proved to be a significant factor during fiscal 2007 by reducing overall demand across Germany and Europe in general. Average gas prices for gas sold under the Mobil Agreement decreased 11.76% to 1.8688 Ecents/Kwh in fiscal 2007 from 2.1178 Ecents/Kwh in fiscal 2006. Except for the first quarter of fiscal 2007, the average gas price for each quarter posted a decline over the prior year's corresponding quarter. The decline in world oil prices during late 2006, the increase in the value of the Euro as U.S. dollar denominated oil prices began to rise, and the weather related reduction in demand accounted for much of this decline. Converting gas prices into more familiar terms, using the average exchange rate, yields a price of $7.21/Mcf, a 3.89% decrease over fiscal 2006's average price of $7.50/Mcf. For fiscal 2007, the average value of the Euro based on the transfer of royalties received from western Oldenburg gas sales was $1.3415 up 8.95% from the average value of $1.2313 for fiscal 2006.

Under the OEG Agreement, gas sales decreased 12.18% to 156.736 Bcf from 178.472 Bcf in fiscal 2006. Again weather was the significant factor. Average gas prices for gas sold under the OEG Agreement decreased 2.27% to 2.1463 Ecents/Kwh in fiscal 2007 from 2.1961 Ecents/Kwh in fiscal 2006. Except for the first quarter of fiscal 2007, the average gas price for each quarter posted a decline over the prior year's corresponding quarter. The decline in world oil prices during late 2006, the increase in the value of the Euro as U.S. dollar denominated oil prices began to rise, and the weather related reduction in demand accounted for much of this decline. Converting gas prices into more familiar terms using the average exchange rate yields a price of $8.08/Mcf, a 6.09% increase over fiscal 2006's average price of $7.62/Mcf. For fiscal 2007, the average value of the Euro based on the transfer of royalties received from overall Oldenburg gas sales was $1.3409 up 8.47% from the average value of $1.2362 for fiscal 2006.

ExxonMobil Production Deutschland GmbH ("EMPG"), the unified exploration and production venture formed by ExxonMobil and the Royal/Dutch Shell Group of Companies, submitted to Mr. Alfred Stachel, the Trust's German consultant, its report of drilling activities for 2007 and its plans for 2008. Mr. Stachel extracted the following information from EMPG's report and conveyed it to the Trust. Goldenstedt Z-7a was the second well to explore the Carboniferous zone in eastern Oldenburg. Drilling was originally scheduled to start in January 2007. However, delays in the availability of drilling rigs pushed back the actual start until July 2007. By November 2007 the well had reached its projected depth and the Carboniferous zone was gas bearing. Unfortunately, in the process of removing the drill string from the well, it became stuck and could not be extracted. By the time plans were made to redrill this section as a deviated hole, the drill rig had moved to a new location. A new rig is scheduled to return in January 2008 to complete the work. Varnhorn Z-7a was planned as the third well to explore the Carboniferous zone in eastern Oldenburg and was scheduled to begin after the completion of Goldenstedt Z-7a. With the delay in the completion of Goldenstedt Z-7a, drilling of Varnhorn Z-7a is not scheduled to start until March 2008. Hemmelte NW Z-1 was originally scheduled to begin drilling in the second half of 2007. The well, located in western Oldenburg, was intended to explore both the Bunter (sweet gas) zone and the Zechstein (sour gas) zone. Once gas testing of the shallower Bunter zone was completed, the well would be continued to the deeper Zechstein zone and would commence a horizontal deviation of 1,000 meters. Final depth was anticipated to be nearly 12,000 feet. With the ongoing scarcity of drilling rigs, this well, although still on the schedule, has no firm start date. Three additional wells, Goldenstedt Z-23 (Carboniferous), Cappeln Z-6 (Carboniferous) and Visbek Z-16 (Zechstein), are also on the drilling schedule but are not likely to commence before 2009 at the earliest. Further details will be made available when EMPG issues its updated report in the spring of 2008.

Based on the limited information available, Ralph E. Davis Associates, Inc., the Trust's petroleum consultant ("Davis Associates"), has prepared and submitted their report on the cost depletion percentage applicable to Trust unit owners for calendar 2007. The 2007 cost depletion percentage of 8.5046% and related tax information is contained in the removable "Note to Unit Owners" on Pages 29 and 30 of this report. The calculation of the cost depletion percentage is based on Davis Associates' estimate of remaining net proved producing reserves as of October 1, 2007. (The complete text of the report is available in the Trust's 2007 10-K as exhibit 99.1.) The report indicates that net Trust gas reserves decreased 5.51% to 38.254 Bcf from 40.483 Bcf on net sales for 2007 of 3.586 Bcf and a positive reserve adjustment of 1.355 Bcf.

Respectfully submitted,

December 27, 2007



John R. Van Kirk
Managing Director

NORTH EUROPEAN OIL ROYALTY TRUST

North European Oil Royalty Trust
Selected Financial Data (Cash Basis)

For Fiscal Years Ended October 31	2007	2006	2005	2004	2003
German royalties received	$27,484,254	$31,079,122	$21,085,039	$15,061,209	$18,169,035
Interest income	207,932	164,021	59,353	21,970	31,477
Trust expenses	(952,517)	(984,199)	(921,578)	(775,521)	(802,153)
Net income	$26,739,669	$30,258,944	$20,222,814	$14,307,658	$17,398,359
Net income per unit	$2.91	$3.29	$2.20	$1.60	$1.95
Dividends and distributions per unit paid to formerly unlocated unit owners	.00	.02	.02	.01	.00
Distribution per unit paid or to be paid to unit owners (Note 6)	$2.91	$3.28	$2.22	$1.59	$1.95
	$2.91	$3.30	$2.24	$1.60	$1.95
Units outstanding end of period	9,190,590	9,190,590	9,180,876	8,933,310	8,931,414
Registered unit owners	1,116	1,174	1,254	1,295	1,350

NORTH EUROPEAN OIL ROYALTY TRUST

Description of Trust Assets

The properties of the Trust, which the Trust and Trustees hold pursuant to the Trust Agreement on behalf of the unit owners, are overriding royalty rights on sales of gas, sulfur and oil under certain concessions or leases in the Federal Republic of Germany. The actual leases or concessions are held either by Mobil Erdgas-Erdol GmbH ("Mobil Erdgas"), a German operating subsidiary of the ExxonMobil, or by Oldenburgische Erdolgesellschaft ("OEG"). As a result of direct and indirect ownership, ExxonMobil owns two-thirds of OEG and the Royal Dutch/Shell Group owns one-third of OEG. The Oldenburg concession (1,398,000 acres), covering virtually the entire former State of Oldenburg and located in the federal state of Lower Saxony, is the major source of royalty income for the Trust. BEB Erdgas und Erdol GmbH ("BEB"), a joint venture in which ExxonMobil and the Royal Dutch/Shell Group each own 50%, administers the concession held by OEG. In 2002, Mobil Erdgas and BEB formed EMPG to carry out all exploration, drilling and production activities. All sales activities are still handled by either Mobil Erdgas or BEB.

Under the Mobil Agreement covering the western part of the Oldenburg concession (approximately 662,000 acres), the Trust receives a royalty payment of 4% on gross receipts from sales by Mobil Erdgas of gas well gas, oil well gas, crude oil and condensate. Under the Mobil Agreement there is no deduction of costs prior to the calculation of royalties from gas well gas and oil well gas, which together account for approximately 99% of all the royalties under said agreement. Historically, the Trust has received significantly greater royalty payments under the Mobil Agreement due to the higher royalty rate specified by that agreement. The Trust is also entitled under the Mobil Agreement to receive a 2% royalty on gross receipts of sales of sulfur obtained as a by-product of sour gas produced from the western part of Oldenburg. The payment of the sulfur royalty is conditioned upon sales of sulfur by Mobil Erdgas at a selling price above an agreed upon base price. This base price is adjusted annually by an inflation index. When the average selling price falls below the adjusted base price, no royalties are payable. No payments were received from the sale of sulfur under this agreement during fiscal 2007 or the previous five years.

Under the OEG Agreement the entire Oldenburg concession (approximately 1,398,000 acres), the Trust receives royalties at the rate of 0.6667% on gross receipts from sales by BEB of gas well gas, oil well gas, crude oil, condensate and sulfur (removed during the processing of sour gas) less a certain allowed deduction of costs. Under the OEG Agreement, 50% of the field handling, treatment and transportation costs as reported for state royalty purposes is deducted from the gross sales receipts prior to the calculation of the royalty to be paid to the Trust. After the close of the fiscal year, on November 23, 2007, NV Nederlandse Gasunie (the state owned Dutch gas distribution company) announced that it had reached an agreement with BEB regarding the purchase by Gasunie of BEB's North German gas distribution and transmission network. No details concerning this purchase, which is subject to the approval of the relevant German authorities, are currently available and it is not possible at this time for the Trustees to estimate or project the impact, if any, this sale might have on the Trust's royalty income or the deduction of costs under the OEG Agreement.

The Trust also holds through Mobil Erdgas a 2% royalty interest in oil and gas sales from acreage in Bavaria, and a 0.2117% royalty under the net interest of the Bayerische Mineral Industries A.G. ("BMI"), a subsidiary of Mobil Erdgas, in concessions in Bavaria. The net interest of BMI ranges from 16-1/2 to 100% of the sales, depending on the geographic region or area. Due to the absence of

Discription of Trust Assets *(continued)*

royalty income under these agreements, reserves from these areas in Bavaria are not included in reserve calculations for this report year. While both Mobil Erdgas and BMI have suspended production in their concessions in Bavaria, the concessions remain even though there are no current exploration or development activities in these areas. No royalties have been received under these concessions since 1996.

In addition to the areas of Oldenburg and Bavaria, the Trust also holds overriding royalties at various rates on a number of leases of various sizes in other areas of northwest Germany. At the present time, all but one of these leases are in the non-producing category. Due to the low level of income and the intermittent gas production from the single producing lease, reserves from this lease are not included in reserve calculations for this report year.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Executive Summary

The Trust is a passive fixed investment trust which holds overriding royalty rights, receives income under those rights from certain operating companies, pays its expenses and distributes the remaining net funds to its unit owners. The Trust does not engage in any business or extractive operations of any kind in the areas over which it holds royalty rights and is precluded from engaging in such activities by the Trust Agreement. There are no requirements, therefore, for capital resources with which to make capital expenditures or investments in order to continue the receipt of royalty revenues by the Trust.

The properties of the Trust, which the Trust and the Trustees hold pursuant to the Trust Agreement on behalf of the unit owners, are overriding royalty rights on the sales of gas, sulfur and oil under certain concessions or leases in the Federal Republic of Germany. The actual leases or concessions are held either by Mobil Erdgas or by OEG. In 2002, Mobil Erdgas and BEB formed a company EMPG to carry out all exploration, drilling and production activities. All sales activities are still handled by the operating companies, either Mobil Erdgas or BEB.

The operating companies pay monthly royalties to the Trust based on their sales of natural gas, sulfur and oil. Of these three products, natural gas provides approximately 98% of the total royalties. The amount of royalties paid to the Trust is based on four factors: the amount of gas sold, the price of that gas, the area from which the gas is sold and the exchange rate. The Oldenburg concession is the primary area from which the natural gas, sulfur and oil are extracted and provides nearly 100% of all the royalties received by the Trust. The Oldenburg concession (1,398,000 acres) covers virtually the entire former state of Oldenburg and is located in the federal state of Lower Saxony.

Under the Mobil Agreement covering the western part of the Oldenburg concession, the Trust receives a royalty payment of 4% on gross receipts from sales by Mobil Erdgas of gas well gas, oil well gas, crude oil and condensate. Under the Mobil Agreement there is no deduction of costs prior to the calculation of royalties from gas well gas and oil well gas. Historically, the Trust has received significantly greater royalty payments under the Mobil Agreement due to the higher royalty rate specified by the agreement.

Executive Summary *(continued)*

Under the OEG Agreement covering the entire Oldenburg concession, the Trust receives royalties at the rate of 0.6667% on gross receipts from sales by BEB of gas well gas, oil well gas, crude oil, condensate and sulfur (removed during the processing of sour gas) less a certain allowed deduction of costs. Under the OEG Agreement, 50% of the field handling, treatment and transportation costs as reported by OEG for state royalty purposes are deducted from the gross sales receipts prior to the calculation of the royalty to be paid to the Trust.

The gas is sold to various distributors under long term contracts which delineate, among other provisions, the timing, manner, volume and price of the gas sold. The pricing mechanisms contained in these contracts include a delay factor of three to six months and use the price of light heating oil in Germany as one of the primary pricing components. Since Germany must import a large percentage of its energy requirements, the U.S. dollar price of oil on the international market has a significant impact on the price of light heating oil and a delayed impact on the price of gas. The Trust itself does not have access to the specific sales contracts under which gas from the Oldenburg concession is sold. These contacts are reviewed periodically on behalf of the Trust by Ernst & Young AG to verify the correctness of application of the Agreement formulas for the computation of royalty payments.

For unit owners, changes in the value of the Euro have both an immediate and long term impact. The immediate impact is from the exchange rate that is applied at the time the royalties paid to the Trust in Euros are converted into U.S. dollars at the time of their transfer from Germany to the United States. A higher exchange rate would yield more dollars and a lower exchange rate less dollars. The long term impact relates to the mechanism of gas pricing. Since oil on the international market is priced in dollars, a weaker Euro would mean that oil imported into Germany is more expensive. A stronger Euro would mean that oil imported into Germany is less expensive. These changes in the price of oil in Germany are subsequently reflected in the price of light heating oil, which is used as a component in the calculation of gas prices in the contracts under which the gas is sold. The changes in German domestic light heating oil prices are in turn reflected in contracted gas prices with a built-in delay of three to six months.

Seasonal demand factors affect the income from the Trust's royalty rights insofar as they relate to energy demands and increases or decreases in prices, but on average they are not material to the annual income received under the Trust's royalty rights.

The Trust has no means of ensuring continued income from overriding royalty rights at their present level or otherwise. The Trust's current consultant in Germany provides general information to the Trust on the German and European economies and energy markets. This information provides a context in which to evaluate the actions of the operating companies. In his position as consultant he receives reports from the operating companies with respect to current and planned drilling and exploration efforts. However, the unified exploration and production venture, EMPG, which provides the reports to the Trust's consultant, continues to limit the information flow to that which is required by German law.

Executive Summary *(continued)*

The relatively low level of administrative expenses of the Trust limits the effect of inflation on its financial prospects. Continued price inflation would be reflected in sales prices, which with sales volumes form the basis on which the royalties paid to the Trust are computed. The impact of inflation or deflation on energy prices in Germany is delayed by the use in certain long-term gas sales contracts of a delay factor of three to six months prior to the application of any changes in light heating oil prices to gas prices.

As mandated by the Trust Agreement, distributions of income are made on a quarterly basis. These distributions, as determined by the Trustees, constitute substantially all of the funds on hand after provision is made for Trust expenses then anticipated.

Results: Fiscal 2007 versus Fiscal 2006

For fiscal 2007, the Trust's gross royalty income decreased 11.57% to $27,484,254 from $31,079,122 in fiscal 2006. Declines in both gas prices and gas sales were only partially offset by an increase in average exchange rates and combined to decrease the amount of royalty income, which resulted in the lower distributions.

Under the Mobil Agreement, gas sales decreased 10.47% to 65.606 Billion cubic feet ("Bcf") in fiscal 2007 from 73.282 Bcf in fiscal 2006. Weather proved to be a significant factor during fiscal 2007 by reducing overall demand across Germany and Europe in general.

Quarterly and Yearly Gas Sales under the Mobil Agreement			
Fiscal Quarter	2007 Gas Sales	2006 Gas Sales	Percentage Change
First	17.512 Bcf	19.540 Bcf	-10.38%
Second	17.125 Bcf	19.016 Bcf	-9.95%
Third	16.177 Bcf	17.613 Bcf	-8.15%
Fourth	14.792 Bcf	17.113 Bcf	-13.56%
Fiscal Year Total	65.606 Bcf	73.282 Bcf	-10.47%

Average gas prices for gas sold under the Mobil Agreement decreased 11.76% to 1.8688 Euro cents per kilowatt hour ("Ecents/Kwh") in fiscal 2007 from 2.1178 Ecents/Kwh in fiscal 2006. Except for the first quarter of fiscal 2007, the average gas price for each quarter posted a decline over the prior year's corresponding quarter. The decline in world oil prices during late 2006, the increase in the value of the Euro as U.S. dollar denominated oil prices began to rise, and the weather related reduction in demand accounted for much of this decline.

Results: Fiscal 2007 versus Fiscal 2006 *(continued)*

Average Gas Prices under the Mobil Agreement			
Fiscal Quarter	2007 Gas Prices	2006 Gas Prices	Percentage Change
First	2.2673 Ecents/Kwh	2.0456 Ecents/Kwh	10.84%
Second	1.9950 Ecents/Kwh	2.2743 Ecents/Kwh	-12.28%
Third	1.5159 Ecents/Kwh	2.0417 Ecents/Kwh	-25.75%
Fourth	1.6366 Ecents/Kwh	2.1046 Ecents/Kwh	-22.23%
Fiscal Year Avg.	1.8688 Ecents/Kwh	2.1178 Ecents/Kwh	-11.76%

Converting gas prices into more familiar terms, using the average exchange rate, yielded a price of $7.21/Mcf, a 3.89% decrease over fiscal 2006's average price of $7.50/Mcf. For fiscal 2007, the average value of the Euro based on the transfer of royalties received from western Oldenburg gas sales was $1.3415 up 8.95% from the average value of $1.2313 for fiscal 2006.

Under the OEG Agreement, gas sales decreased 12.18% to 156.736 Bcf from 178.472 Bcf in fiscal 2006 due primarily to weather.

Quarterly and Yearly Gas Sales under the OEG Agreement			
Fiscal Quarter	2007 Gas Sales	2006 Gas Sales	Percentage Change
First	41.976 Bcf	47.876 Bcf	-12.32%
Second	40.518 Bcf	46.775 Bcf	-13.38%
Third	37.982 Bcf	42.563 Bcf	-10.76%
Fourth	36.260 Bcf	41.258 Bcf	-12.11%
Fiscal Year Total	156.736 Bcf	178.472 Bcf	-12.18%

Average gas prices for gas sold under the OEG Agreement decreased 2.27% to 2.1463 Ecents/Kwh in fiscal 2007 from 2.1961 Ecents/Kwh in fiscal 2006. Except for the first quarter of fiscal 2007, the average gas price for each quarter posted a decline over the prior year's corresponding quarter. The decline in world oil prices during late 2006, the increase in the value of the Euro as U.S. dollar denominated oil prices began to rise, and the weather related reduction in demand accounted for much of this decline.

Average Gas Prices under the OEG Agreement			
Fiscal Quarter	2007 Gas Prices	2006 Gas Prices	Percentage Change
First	2.4017 Ecents/Kwh	2.1240 Ecents/Kwh	13.08%
Second	2.3038 Ecents/Kwh	2.3088 Ecents/Kwh	-0.22%
Third	1.8774 Ecents/Kwh	2.1900 Ecents/Kwh	-14.27%
Fourth	1.9568 Ecents/Kwh	2.1582 Ecents/Kwh	-9.33%
Fiscal Year Avg.	2.1463 Ecents/Kwh	2.1961 Ecents/Kwh	-2.27%

Results: Fiscal 2007 versus Fiscal 2006 *(continued)*

Converting gas prices into more familiar terms using the average exchange rate yielded a price of $8.08/Mcf, a 6.09% increase over fiscal 2006's average price of $7.62/Mcf. For fiscal 2007, the average value of the Euro based on the transfer of royalties received from overall Oldenburg gas sales was $1.3409 up 8.47% from the average value of $1.2362 for fiscal 2006.

Reflecting both increased cash available for short term investment and higher interest rates, interest income for fiscal 2007 increased by 26.77% to $207,933 for fiscal 2007 from $164,021 for fiscal 2006. Trust expenses decreased 3.22% to $952,517 in fiscal 2007 from $984,199 in fiscal 2006.

Results: Fiscal 2006 versus Fiscal 2005

For fiscal 2006, the Trust's gross royalty income increased 47% to $31,079,122 from $21,085,039 in fiscal 2005. Increases in gas prices and gas sales offset the slight decline in average exchange rates and combined to increase the amount of royalty income, which resulted in the higher distributions.

Under the Mobil Agreement, gas sales increased 7.74% to 73.282 Bcf in fiscal 2006 from 68.019 Bcf in fiscal 2005. Other than the current year's third quarter when the annual maintenance was conducted at the Grossenkneten desulfurization plant, each quarter's gas sales increased over the prior year's equivalent period. The contrast in gas sales for the third and fourth quarters in fiscal 2005 and 2006 reflected the shift in normal scheduling of maintenance at the desulfurization plant from the third quarter to the fourth quarter in fiscal 2005. The 2006 maintenance was conducted during the third quarter of fiscal 2006.

Quarterly and Yearly Gas Sales under the Mobil Agreement			
Fiscal Quarter	2006 Gas Sales	2005 Gas Sales	Percentage Change
First	19.540 Bcf	17.333 Bcf	12.73%
Second	19.016 Bcf	17.639 Bcf	7.81%
Third	17.613 Bcf	18.325 Bcf	-3.89%
Fourth	17.113 Bcf	14.722 Bcf	16.24%
Fiscal Year Total	73.282 Bcf	68.019 Bcf	7.74%

The overall increase in western gas sales could be explained at least partially by the full functioning of the compressors completed in early fiscal 2005 and the additional production from the western wells completed in the last two years.

Results: Fiscal 2006 versus Fiscal 2005 *(continued)*

Average gas prices for gas sold from this royalty area increased 45.28% to 2.1178 Ecents/Kwh in fiscal 2006 from 1.4577 Ecents/Kwh in fiscal 2005. For fiscal 2006, the average gas price for each quarter posted an increase over the prior year's corresponding quarter. The run up in world oil prices during late 2005 and 2006 accounted for much of this increase.

Average Gas Prices under the Mobil Agreement			
Fiscal Quarter	2006 Gas Prices	2005 Gas Prices	Percentage Change
First	2.0456 Ecents/Kwh	1.3010 Ecents/Kwh	57.23%
Second	2.2743 Ecents/Kwh	1.5258 Ecents/Kwh	49.06%
Third	2.0417 Ecents/Kwh	1.4738 Ecents/Kwh	38.54%
Fourth	2.1046 Ecents/Kwh	1.5397 Ecents/Kwh	36.69%
Fiscal Year Avg.	2.1178 Ecents/Kwh	1.4577 Ecents/Kwh	45.28%

Converting gas prices into more familiar terms using the average exchange rate yielded a price of $7.50/Mcf, a 41.1% increase over fiscal 2005's average price of $5.31/Mcf. For fiscal 2006, the average value of the Euro based on the transfer of royalties received from western Oldenburg gas sales was $1.2313 down 3.0% from the average value of $1.2694 for fiscal 2005.

Under the OEG Agreement, gas sales increased 11.02% from 160.762 Bcf in fiscal 2005 to 178.472 Bcf in fiscal 2006. Current year quarterly gas sales increased for each quarter over the prior year's corresponding quarter. The contrast in gas sales for the third and fourth quarters in fiscal 2005 and 2006 reflected the shift in normal scheduling of maintenance at the desulfurization plant from the third quarter to the fourth quarter in fiscal 2005. The 2006 maintenance was conducted during the third quarter of fiscal 2006.

Quarterly and Yearly Gas Sales under the OEG Agreement			
Fiscal Quarter	2006 Gas Sales	2005 Gas Sales	Percentage Change
First	47.876 Bcf	44.215 Bcf	8.28%
Second	46.775 Bcf	43.045 Bcf	8.67%
Third	42.563 Bcf	41.909 Bcf	1.56%
Fourth	41.258 Bcf	31.593 Bcf	30.59%
Fiscal Year Total	178.472 Bcf	160.762 Bcf	11.02%

Results: Fiscal 2006 versus Fiscal 2005 *(continued)*

Average gas prices for gas sold from the entire Oldenburg concession increased 43.79% to 2.1961 Ecents/Kwh in fiscal 2006 from 1.5272 Ecents/Kwh in fiscal 2005. For fiscal 2006, the average gas price for each quarter posted an increase over the prior year's corresponding quarter.

Average Gas Prices under the OEG Agreement			
Fiscal Quarter	2006 Gas Prices	2005 Gas Prices	Percentage Change
First	2.1240 Ecents/Kwh	1.4169 Ecents/Kwh	49.91%
Second	2.3088 Ecents/Kwh	1.6018 Ecents/Kwh	44.13%
Third	2.1900 Ecents/Kwh	1.5216 Ecents/Kwh	43.93%
Fourth	2.1582 Ecents/Kwh	1.5874 Ecents/Kwh	35.96%
Fiscal Year Avg.	2.1961 Ecents/Kwh	1.5272 Ecents/Kwh	43.79%

Converting gas prices into more familiar terms using the average exchange rate yielded a price of $7.620/Mcf, a 40.1% increase over fiscal 2005's average price of $5.44/Mcf. For fiscal 2006, the average value of the Euro based on the transfer of royalties received from overall Oldenburg gas sales was $1.2362 down 2.5% from the average value of $1.2680 for fiscal 2005.

Reflecting both increased cash available for short term investment and higher interest rates, interest income for fiscal 2006 was substantially higher increasing 176.3% to $164,021 for fiscal 2006 from $59,353 for fiscal 2005. Trust expenses increased 6.8% to $984,199 in fiscal 2006 from $921,578 in fiscal 2005.

Critical Accounting Policies

The financial statements, appearing subsequently in this Report, present financial statement balances and financial results on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States ("GAAP basis"). Cash basis accounting is an accepted accounting method for royalty trusts such as the Trust. GAAP basis financial statements disclose income as earned and expenses as incurred, without regard to receipts or payments. The use of GAAP would require the Trust to accrue for expected royalty payments. This is exceedingly difficult since the Trust has very limited information on such payments until they are received. The Trust's cash basis financial statements disclose revenue when cash is received and expenses when cash is paid. The one modification of the cash basis of accounting is that the Trust accrues for distributions to be paid to unit owners (those distributions approved by the Trustees for the Trust). The Trust's distributable income represents royalty income received by the Trust during the period plus interest income less any expenses incurred by the Trust, all on a cash basis. In the opinion of the Trustees, the use of the modified cash basis provides a more meaningful presentation to unit owners of the results of operations of the Trust and presents to the unit owners a more accurate calculation of income and expenses for tax reporting purposes.

NORTH EUROPEAN OIL ROYALTY TRUST

This report contains forward looking statements concerning business, financial performance and financial condition of the Trust. Many of these statements are based on information provided to the Trust by the operating companies or by consultants using public information sources. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in any forward looking statements. These include uncertainties concerning levels of gas production and gas sale prices, general economic conditions and currency exchange rates. Actual results and events may vary significantly from those discussed in the forward looking statements.

Distributions and Trading

The Trust's units of beneficial interest are traded on the New York Stock Exchange ("NYSE") under the symbol NRT. In addition, the Midwest Stock Exchange and the Boston Exchange have granted unlisted trading privileges in the Trust units.

Under the Trust Agreement, the Trustees distribute to unit owners, on a quarterly basis, the net royalty income after deducting expenses and reserving limited funds for anticipated administrative expenses.

The following table presents the high and low closing prices for the quarterly periods ended in fiscal 2007 and 2006 as reported by the NYSE as well as the cash distributions paid to unit owners by quarter for the past two fiscal years.

Fiscal Year 2007

Quarter Ended	Low Closing Price	High Closing Price	Distribution Per Unit
January 31, 2007	$33.56	$39.01	$0.89
April 30, 2007	$35.45	$40.46	$0.80
July 31, 2007	$37.29	$39.90	$0.58
October 31, 2007	$31.50	$37.62	$0.64

Fiscal Year 2006

Quarter Ended	Low Closing Price	High Closing Price	Distribution Per Unit
January 31, 2006	$25.25	$30.50	$0.85
April 30, 2006	$26.85	$33.50	$0.88
July 31, 2006	$31.25	$42.75	$0.77
October 31, 2006	$31.03	$43.75	$0.78

Distributions and Trading *(continued)*

The quarterly distributions to unit owners represent their undivided interest in royalty payments from sales of gas, sulfur and oil during the previous quarter. Each unit owner is entitled to recover a portion of his or her investment in these royalty rights through a cost depletion percentage. The calculation of this cost depletion percentage is set forth in detail in Attachment B to the Cost Depletion Report attached as Exhibit 99.1 to Form 10-K. This report has been prepared by Davis Associates using the limited information described in Item 2 of Form 10-K to which reference is made. The Trustees believe that the calculations and assumptions used in this report are reasonable according to the facts and circumstances of available information. The cost depletion percentage recommended by the Trust's independent petroleum and natural gas consultants for calendar 2007 is 8.5046%. Specific details relative to the Trust's income and expenses and cost depletion percentage as they apply to the calculation of taxable income for the 2007 calendar year are included on a special removable page in the 2007 Annual Report under "Note to Unit Owners." A separate letter containing the same information has been sent to all unit owners who were registered at any time during calendar 2007 and who are no longer registered owners as of the end of the calendar year. Additionally, the tax reporting information for 2007 is available on the Trust's website, www.neort.com.

As of November 30, 2007, there were 1,116 unit owners of record.

The Trust does not maintain any compensation plans under which units are authorized for issuance. The Trust, as a matter of practice, does not make any repurchases of Trust units and did not make any repurchases of Trust units during fiscal 2007, 2006 or 2005.

Comparison of Five Year Returns

The graph set forth on the facing page compares, for the last five years, the cumulative return on Trust Units, the securities in a peer group index, and the S&P 500 Composite Index. Because no published peer group index exists, the Trustees have developed a peer group consisting of the following three domestic oil royalty trusts: Mesa Royalty Trust, Sabine Royalty Trust and San Juan Basin Royalty Trust (the "Royalty Peer Group"). The composition of the Royalty Peer Group has been the same since the Trust's proxy statement for its 1993 Annual Meeting of Unit Owners.

The reserves and sales attributed to the royalty trusts comprising the Royalty Peer Group are located in the United States, while the reserves and sales attributed to North European Oil Royalty Trust are located in Germany. There are fundamental differences between the energy markets in the United States and Germany that affect commodity pricing and as a result severely restrict the usefulness of any comparison of their cumulative returns. The Trust has been unable to locate any royalty trusts publicly traded in the U.S. with reserves and sales in Europe. In determining the cumulative return on investment, it has been assumed that on October 31, 2002, an equal dollar amount was invested in the Trust Units, in the securities of the trusts of the Royalty Peer Group, and in the S&P 500 Composite Index. The comparisons assume in all cases the reinvestment of all dividends or distributions on the respective payment dates. The cumulative returns shown for the Trust and the Royalty Peer Group do not reflect any differences between the tax treatment of Trust distributions, due to permitted cost depletion, and dividends on securities in the S&P 500 Composite Index.

NORTH EUROPEAN OIL ROYALTY TRUST

Comparison of Five Year Returns *(continued)*



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among North European Oil Royalty Trust,
The S&P 500 Index And The Royalty Peer Group
$400
$350
$300
$250
$200
$150
$100
$50
10/02
10/03
10/04
10/05
10/06
10/07
North European Oil Royalty Trust
S&P 500
Peer Group
* $100 invested on 10/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending October 31.

NORTH EUROPEAN OIL ROYALTY TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and
Unit Owners of North European Oil Royalty Trust

We have audited the accompanying statements of assets, liabilities and trust corpus of North European Oil Royalty Trust as of October 31, 2007 and 2006, and the related statements of revenue collected and expenses paid, undistributed earnings and changes in cash and cash equivalents for each of the years in the two year period ended October 31, 2007. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

As described in Note 1, these financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus of North European Oil Royalty Trust as of October 31, 2007 and 2006, its revenue collected and expenses paid, its undistributed earnings and changes in its cash and cash equivalents for each of the years in the two-year period ended October 31, 2007, on the basis of accounting described in Note 1.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of North European Oil Royalty Trust's internal control over financial reporting as of October 31, 2007, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 20, 2007 expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

Weiser LLP
New York, NY
December 20, 2007

NORTH EUROPEAN OIL ROYALTY TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and
Unit Owners of North European Oil Royalty Trust

We have audited the accompanying statement of assets, liabilities and trust corpus arising from cash transactions of North European Oil Royalty Trust as of October 31, 2005, and the related statements of revenue collected and expenses paid, undistributed earnings and changes in cash and cash equivalents for each of the two years in the period ended October 31, 2005. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1, these financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus arising from cash transactions of North European Oil Royalty Trust at October 31, 2005, its revenue collected and expenses paid, its undistributed earnings and changes in its cash and cash equivalents for the year ended October 31, 2005, on the basis of accounting described in Note 1.

/s/ Ernst & Young LLP
December 7, 2005

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS (NOTE 1)
OCTOBER 31, 2007 AND 2006

ASSETS

	2007	2006
CURRENT ASSETS:		
Cash and cash equivalents (Note 1)	$5,912,620	$7,204,250
PRODUCING GAS AND OIL ROYALTY RIGHTS (Note 1)	1	1
	$5,912,621	$7,204,251

LIABILITIES AND TRUST CORPUS

	2007	2006
CURRENT LIABILITIES:		
Distributions payable to unit owners, paid November 2007 and 2006	$5,881,978	$7,168,660
CONTINGENT LIABILITY (Note 3)		
TRUST CORPUS (Notes 1 and 2)	1	1
UNDISTRIBUTED EARNINGS (Note 1)	30,642	35,590
	$5,912,621	$7,204,251

The accompanying notes are
an integral part of these financial statements.

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF REVENUE COLLECTED AND EXPENSES PAID (NOTE 1) FOR THE FISCAL YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

	2007	2006	2005
GERMAN GAS, SULFUR AND OIL ROYALTIES RECEIVED	$27,484,254	$31,079,122	$21,085,039
INTEREST INCOME	207,932	164,021	59,353
TRUST EXPENSES	(952,517)	(984,199)	(921,578)
NET INCOME	$26,739,669	$30,258,944	$20,222,814
NET INCOME PER UNIT	$2.91	$3.29	$2.20
DISTRIBUTIONS PAID OR TO BE PAID:			
Dividends and distributions per unit paid to formerly unlocated unit owners	.00	.02	.02
Distributions per unit paid or to be paid to unit owners (Note 6)	$2.91	$3.28	$2.22

The accompanying notes are
an integral part of these financial statements.

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF UNDISTRIBUTED EARNINGS (NOTE 1) FOR THE FISCAL YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

	2007	2006	2005
BALANCE, beginning of year	$ 35,590	$ 64,299	$ 66,394
NET INCOME	26,739,669	30,258,944	20,222,814
	26,775,259	30,323,243	20,289,208
LESS:			
Dividends and distributions paid to formerly unlocated unit owners (Note 3)	0	148,097	155,062
Current year distributions paid or to be paid to unit owners (Note 6)	26,744,617	30,139,556	20,069,847
BALANCE, end of year	$ 30,642	$ 35,590	$ 64,299

The accompanying notes are
an integral part of these financial statements.

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF CHANGES IN CASH AND CASH EQUIVALENTS (NOTE 1) FOR THE FISCAL YEARS ENDED OCTOBER 31, 2007, 2006 AND 2005

	2007	2006	2005
SOURCES OF CASH AND CASH EQUIVALENTS:			
German gas, sulfur and oil royalties received	$27,484,254	$31,079,122	$21,085,039
Interest income	207,933	164,021	59,353
	27,692,187	31,243,143	21,144,392
USES OF CASH AND CASH EQUIVALENTS:			
Payment of Trust expenses	952,517	984,199	921,578
Distributions and dividends paid (Note 3)	28,031,300	26,974,961	19,316,933
	28,983,817	27,959,160	20,238,511
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS during the year	(1,291,630)	3,283,983	905,881
CASH AND CASH EQUIVALENTS, beginning of year	7,204,250	3,920,267	3,014,386
CASH AND CASH EQUIVALENTS, end of year	$ 5,912,620	$ 7,204,250	$ 3,920,267

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2007, 2006 AND 2005

(1) Summary of significant accounting policies:

Basis of accounting -

The accompanying financial statements of North European Oil Royalty Trust (the "Trust") present financial statement balances and financial results on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States ("GAAP basis"). Cash basis financial statements disclose revenue when cash is received and expenses when cash is paid. GAAP basis financial statements disclose income as earned and expenses as incurred, without regard to receipts or payments. The modified cash basis of accounting is utilized to permit the accrual for distributions to be paid to unit owners (those distributions approved by the Trustees for the Trust). The Trust's distributable income represents royalty income received by the Trust during the period plus interest income less any expenses incurred by the Trust, all on a cash basis. In the opinion of the Trustees, the use of the modified cash basis of accounting provides a more meaningful presentation to unit owners of the results of operations of the Trust.

Producing gas and oil royalty rights -

The rights to certain gas and oil royalties in Germany were transferred to the Trust at their net book value by North European Oil Company (the "Company") (see Note 2). The net book value of the royalty rights has been reduced to one dollar ($1) in view of the fact that the remaining net book value of royalty rights is de minimis relative to annual royalties received and distributed by the Trust and does not bear any meaningful relationship to the fair value of such rights or the actual amount of proved producing reserves.

Federal income taxes -

The Trust, as a grantor trust, is exempt from federal income taxes under a private letter ruling issued by the Internal Revenue Service.

Cash and cash equivalents -

Included in cash and cash equivalents are amounts deposited in bank accounts and amounts invested in certificates of deposit and U. S. Treasury bills with original maturities of three months or less from the date of purchase.

From time to time, the amounts deposited in the Trust's bank accounts may exceed the federally insured limits.

Net income per unit

Net income per unit is based upon the number of units outstanding at the end of the period. As of October 31, 2007, 2006 and 2005, there were 9,190,590, 9,190,590 and 9,180,876 units of beneficial interest outstanding, respectively.

(2) Formation of the Trust:

The Trust was formed on September 10, 1975. As of September 30, 1975, the Company was liquidated and the remaining assets and liabilities of the Company, including its royalty rights, were transferred to the Trust. The Trust, on behalf of the owners of beneficial interest in the Trust, holds overriding royalty rights covering gas and oil production in certain concessions or leases in the Federal Republic of Germany. These rights are held under contracts with local German exploration and development subsidiaries of ExxonMobil Corp. and the Royal Dutch/Shell Group. Under these contracts the Trust receives various percentage royalties on the proceeds of the sales of certain products from the areas involved. At the present time, royalties are received for sales of gas well gas, oil well gas, crude oil, distillate and sulfur.

(3) Contingent liability:

Since its inception in 1975, the Trust had served as fiduciary for certain unlocated or unknown shareholders of North European Oil Corporation (the "Corporation") and North European Oil Company, corporate predecessors of the Trust. Pursuant to an order of the Delaware Court of Chancery dated February 26, 1996 (the "Chancery Court Order"), from and after July 1, 2005, the Trust has no further obligation to make payments of dividends or distributions attributable to any unexchanged Corporate and Company shares.

From the liquidation of the Company to October 31, 2006, 729,761 Trust units were issued in exchange for Corporate and Company shares and dividends of $358,804 and distributions of $4,618,699 were paid to formerly unlocated Corporation and Company shareholders. With the escheat of the last Trust units attributable to unexchanged Corporation and Company shares completed in April 2006, all Trust units, including those issuable in exchange for Corporation and Company shares, have been issued and no further payments are required.

(4) Related Party Transactions:

John R. Van Kirk, the Managing Director of the Trust, provides office space and services to the Trust at cost. For such office space and services, the Trust reimbursed the Managing Director $28,381 and $21,871 in fiscal 2007 and 2006, respectively.

As of January 1, 2007, Lawrence A. Kobrin, a Trustee of the Trust, was named Senior Counsel at Cahill Gordon & Reindel LLP which serves as counsel to the Trust. Prior to such time, Mr. Kobrin was a partner at Cahill Gordon & Reindel LLP. For fiscal 2007, the Trust paid Cahill Gordon & Reindel LLP $76,357 for legal services.

During fiscal 2007, John H. Van Kirk, the father of John R. Van Kirk, received $9,000 as the balance of his previously agreed upon salary as Managing Trustee for calendar 2006 and $7,500 for his service as Founding Trustee Emeritus.

(5) Employee Benefit Plan:

The Trust has established a savings incentive match plan for employees (SIMPLE IRA) that is available to all employees of the Trust, including the Managing Director. The Trustees have authorized the making of contributions by the Trust to the accounts of employees, on a matching basis, of up to 3% of cash compensation paid to each such employee.

(6) Quarterly results (unaudited):

The table below summarizes the quarterly results and distributions of the Trust for the fiscal years ended October 31, 2007 and 2006.

	Fiscal 2007 by Quarter and Year				
	First	Second	Third	Fourth	Year
Royalties received	$8,483,387	$7,544,543	$5,402,889	$6,053,435	$27,484,254
Net income	8,260,186	7,333,441	5,264,505	5,881,537	26,739,669
Net income per unit	.90	.80	.57	.64	2.91
Distributions paid or to be paid to unit owners	$8,179,625	$7,352,472	$5,330,542	$5,881,978	$26,744,617
Dividends and distributions per unit paid to formerly unlocated unit owners	.00	.00	.00	.00	.00
Distributions per unit paid or to be paid to unit owners	.89	.80	.58	.64	2.91

	Fiscal 2006 by Quarter and Year				
	First	Second	Third	Fourth	Year
Royalties received	$8,184,669	$8,297,022	$7,312,458	$7,284,973	$31,079,122
Net income	7,944,609	8,062,442	7,140,701	7,111,192	30,258,944
Net income per unit	.87	.88	.78	.77	3.29
Distributions paid or to be paid to unit owners	$7,806,422	$8,087,719	$7,076,754	$7,168,661	$30,139,556
Dividends and distributions per unit paid to formerly unlocated unit owners	.02	.00	.00	.00	.02
Distributions per unit paid or to be paid to unit owners	.85	.88	.77	.78	3.28

NORTH EUROPEAN OIL ROYALTY TRUST

Disclosure Controls and Procedures

The Trust maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Trust is recorded, processed, summarized, accumulated and communicated to its management, which consists of the Managing Director, to allow timely decisions regarding required disclosure, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The Managing Director has performed an evaluation of the effectiveness of the design and operation of the Trust's disclosure controls and procedures as of October 31, 2007. Based on that evaluation, the Managing Director concluded that the Trust's disclosure controls and procedures were effective as of October 31, 2007.

Internal Control Over Financial Reporting

Part A. Management's Report on Internal Control Over Financial Reporting

The Trust's management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)) for the Trust. There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time. Management has evaluated the Trust's internal control over financial reporting as of October 31, 2007. This assessment was based on criteria for effective internal control over financial reporting described in the standards promulgated by the Public Company Accounting Oversight Board and in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Trust's internal control over financial reporting was effective as of October 31, 2007. Management's assessment of the effectiveness of our internal control over financial reporting as of October 31, 2007 has been audited by Weiser LLP, the Trust's independent auditors, as stated in their report which appears below.

Part B. Attestation Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Trustees and Unit Owners of North European Oil Royalty Trust

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that North European Oil Royalty Trust (the "Trust") maintained effective internal control over financial reporting as of October 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that North European Oil Royalty Trust maintained effective internal control over financial reporting as of October 31, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also, in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of October 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statement of assets, liabilities and trust corpus arising from cash transactions as of October 31, 2007, and the related statements of revenue collected and expenses paid, undistributed earnings and changes in cash and cash equivalents for the year ended October 31, 2007 of North European Oil Royalty Trust and our report dated December 20, 2007 expressed an unqualified opinion thereon.

Weiser LLP
New York, NY
December 20, 2007

DOLLAR ROYALTIES
WESTERN AND EASTERN OLDENBURG

MILLION DOLLARS

35
30
25
20
15
10
5
0

1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Dollar Royalties by Fiscal Year


WESTERN OLDENBURG
EASTERN OLDENBURG

TEN YEAR HISTORY OF NET GAS SALES


BILLION CUBIC FEET
6
5
4
3
2
1
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
WESTERN OLDENBURG
EASTERN OLDENBURG

Reflecting Effective Royalty Rates

North European Oil Royalty Trust
P.O. Box 456
Red Bank, New Jersey 07701
(732) 741-4008

IMPORTANT

RETAIN THIS LETTER FOR PREPARATION OF YOUR 2006 INCOME TAX RETURNS
THE TRUST DOES NOT FILE NOR FURNISH TO OWNERS FORM 1099

January 3, 2008

To the Present and Former Unit Owners of
North European Oil Royalty Trust:

This letter sets forth the information you will require for preparation of your personal income tax return in connection with ownership of units of beneficial interest in North European Oil Royalty Trust (the "Trust") during 2007.

For federal income tax reporting purposes, each owner of units in the Trust is considered to be a grantor or substitute grantor as well as a beneficiary of the Trust. As such, you are deemed to have received your pro rata share of overriding royalties when paid to the Trust and are permitted to deduct your share of Trust expenses. Consequently, your net taxable income may not correspond exactly to the cash distributions received. **TRUST DISTRIBUTIONS ARE NOT DIVIDENDS AND SHOULD NOT BE INCLUDED ON INCOME TAX RETURNS AS DIVIDEND INCOME.**

The Internal Revenue Service has ruled that the overriding royalty rights held by the Trust represent economic interest in oil and gas deposits. Consequently, income realized from such interests is taxable to each unit owner as ordinary income subject to cost depletion. In the initial year of ownership the original cost of the units is the basis for computing the cost depletion. In each subsequent year the basis for computing cost depletion is the adjusted cost basis for their units. This adjusted cost basis is the original cost less the cumulative amount of depletion previously taken. For example 100 units purchased at $20 per unit on January 2nd of a given year would have a cost basis of $2,000. If the cost depletion percentage for that year were 10%, you would show a cost depletion of $200 on your tax return and your adjusted cost basis for the following year would be $1,800. If you continued to hold those units through the next year and the cost depletion percentage were the same, you would show a cost depletion of $180 on your tax return and your adjusted cost basis for the following year would be $1,620. The preceding example is for illustration purposes only.

Based upon computations of proved producing reserves estimated in accordance with accepted engineering analytical principles, Ralph E. Davis Associates, Inc. of Houston, Texas has recommended that the percentage to be applied to the cost basis to determine deductions for **the cost depletion for the year 2007 is 8.5046%**. The suggested percentage for cost depletion deduction will be adjusted annually in accordance with reported production results and revised reserve estimates. Since the above percentage covers the entire year 2007, if you owned units for only a portion of the year, you are required to prorate the percentage depletion in the ratio that the cumulative Income per Unit shown on the following schedule for the period of your ownership bears to the Total Income per Unit for the entire year.

TEAR OUT HERE

If you owned units for the period January 1, 2007 through December 31, 2007, you will be considered to have received and expended, on the cash basis, the respective totals for each unit shown in the following schedule. On the other hand, if you owned units for only a portion of that period, then the schedule shows the amounts of income and deductible expenses reportable by you for each unit owned for the respective months. For your information, income is received between the 24th and the end of each month.

	Income Per Unit	Expenses Per Unit
January 2007	$0.3447	$0.0080
February	0.3002	0.0142
March	0.2650	0.0048
April	0.2556	0.0040
May	0.2233	0.0055
June	0.2130	0.0049
July	0.1516	0.0047
August	0.1999	0.0054
September	0.2150	0.0038
October	0.2438	0.0095
November	0.2473	0.0073
December	0.2454	0.0098
TOTAL 2007	$2.9048	$0.0819

Income and expenses should be reported on Federal Income Tax Form 1040, Schedule E. Please note that royalty income is generally considered portfolio income under the passive loss rules enacted by the Tax Reform Act of 1986. Under Part I, Income or Loss from Rental Real Estate and Royalties, line 1 enter property description as "oil and gas overriding royalty rights, Germany through North European Oil Royalty Trust." Your income and expenses are calculated by multiplying the above Per Unit figures by the number of units you owned. Your income should be entered on line 4. Expenses should be entered on line 18 as "miscellaneous Trust expenses." Your cost depletion deduction should be entered on line 20. This figure is derived by multiplying the total adjusted cost of all your units by .085046. Your adjusted cost is your original cost minus depletion deducted in prior years. Your net reportable income or loss should be entered on lines 22 and 26 in Part I and on line 40 in Part V and is determined by subtracting the amounts entered on lines 18 and 20 from the amount on line 4. All of the above entries should be adjusted for the period of time you owned your units, if you did not own them throughout 2007.

The royalty income received by the Trust represents income from Germany. Although there are no German taxes imposed on this income, this information should be considered if you have available foreign tax credits from other sources.

The Trust will submit this letter and the listing of unit owners during 2007 to the Internal Revenue Service. This list will contain names, addresses and tax ID or Social Security Numbers; we suggest that you attach this letter to your tax returns.

Most sincerely,



John R. Van Kirk
Managing Director


NET GAS RESERVES (ESTIMATED) AND
VOLUME OF NET GAS SALES
BILLION CUBIC FEET
160
140
120
100
80
60
40
20
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
As of October 1st
ESTIMATED RESERVES
ANNUAL SALES
CUM. SALES FROM 1975

North European Oil Royalty Trust P.O. Box 456, Red Bank, NJ 07701

NORTH EUROPEAN OIL ROYALTY TRUST

Trustees
Robert P. Adelman
Managing Trustee,
Director or Trustee
of various
profit and non-profit
companies

Samuel M. Eisenstat
Attorney; CEO,
Abjac Energy Corp.;
Director or Trustee
of several Funds
managed by AIG
SunAmerica Asset
Management Corp.

Lawrence A. Kobrin
Senior Counsel,
Cahill Gordon &
Reindel LLP

Willard B. Taylor
Attorney

Rosalie J. Wolf
Managing Partner,
Botanica Capital
Partners LLC

Managing Director
John R. Van Kirk

Office of the Managing Director
Suite 19A
43 West Front Street
Red Bank, N.J. 07701
Tel: (732) 741-4008
Fax: (732) 741-3140
E-Mail: neort@neort.com
Website: www.neort.com

Petroleum and Natural Gas Consultants
Ralph E. Davis Associates, Inc.
1717 St. James Place
Suite 460
Houston, Texas 77056

Counsel
Cahill Gordon & Reindel LLP
80 Pine Street
New York, N.Y. 10005

Auditors
Weiser LLP
135 West 50th Street
New York, N.Y. 10020

Transfer Agent
Registrar and Transfer Co.
10 Commerce Drive
Cranford, N.J. 07016
Tel: (800) 368-5948
(908) 497-2300
Website: www.rtco.com

END

A copy of the Trust's Form 10-K Annual Report for fiscal 2007 as filed with the Securities and Exchange Commission will be sent upon written request to John R. Van Kirk, Managing Director, P.O. Box 456, Red Bank, New Jersey 07701. In addition to the 2007 10-K, other pertinent filings and documents are available at the Trust's website, www.neort.com